Exhibit 16.1

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

December 14, 2006
Secured Financial Network, Inc.
101 NE Third Ave, Suite 1500

Fort Lauderdale, FL 33301

Effective December 14, 2006, we will cease our services as your accountants.

You should take steps to retain a new accounting firm immediately

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered
Las Vegas, Nevada

2675 S. JONES BLVD. SUITE 109, LAS VEGAS, NEVADA 89146 (702) 253-7511 Fax: (702)253-7501